UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2005

CREW GOLD CORPORATION

(Name of Registrant)

Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, Great Britain

(Address of principal executive offices)

News Release dated January 31, 2005:  Second Mining Licence in One Year in Greenland

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx         Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Gold Corporation:  SEC File No. 12b=#1-11816

(Registrant)

Date: March 24, 2004:   /s/ Frederic Puistienne

Frederic Puistienne, C.F.O.

DATE: January 31st 2005

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRUGF

NEWS RELEASE

Second Mining Licence in One Year in Greenland

LONDON, United Kingdom, DATE: January 31st 2005. Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Crew is pleased to announce that the Greenlandic authorities have processed and awarded an Exploitation (Mining) Licence, number 2005/13 over the Seqinnersuusaaq olivine deposit covering approximately 7 sq km in West Greenland to Seqi Olivine A/S. Seqi Olivine A/S is currently owned 100% by Crew Minerals AS, a 100% owned subsidiary of Crew Gold Corporation, but has commercial arrangements with Minelco AB, a 100% subsidiary of LKAB, to relinquish control of Seqi Olivine in order to fund development of the property.

This award follows the Mining Licence awarded to Nalunaq Gold Mine A/S in April 2004, a company in which Crew Gold Corp holds 82.5%.

The exploration licence was applied for in March 2003 by Crew and in July 2003 an option agreement was signed with Minelco whereby Minelco would finance a Bankable Feasibility Study, and on the award of the Exploitation Licence, would acquire 51% of the project by funding the capital development. The study was completed in May 2004 and the Environmental Impact Assessment completed in October 2004. The whole process has taken just under two years, a remarkable achievement made possible by the energy, enthusiasm and professionalism of all involved.

Crew would like to thank the Greenlandic authorities, especially the Minister of Justice, Minerals and Petroleum and the Bureau of Minerals and Petroleum, the Danish authorities, especially the Arctic Environment Department, National Environmental Research Institute, of the Ministry of the Environment and Energy, and the Minelco, Crew, and independent specialists and consultants who made this achievement of engineering and administration possible.

The commercial arrangements for the transfer of control of Seqi can now proceed as well as commencement of the project implementation.

As many of the remarkable aspects of this project are subject to commercial confidentiality, Crew cannot comment further on the technical or financial aspects of the future operation. However, after the swift project approval process, a similar approach is to apply to the implementation.

The project is designed to produce 1 to 2 million tonnes of various grades of olivine for use in iron and steel making, foundry and sandblasting sands. Additional information will be available shortly on the Minelco web site at www.minelco.com. Minelco will have the operational responsibility for the project.

With more than 10 years presence, detailed knowledge about Greenland and its geology, one mine in production and now a second in production very soon, excellent relations to the authorities, large license areas etc, Crew holds a unique position in Greenland that we are convinced will generate substantial shareholder value in future.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com